Exhibit 99.1

PRESS RELEASE

August 27, 2014	For Immediate Release TSX-V: JAG

Jaguar Mining Appoints COO and VP, Gurupi Project Development

Toronto, Canada, August 27, 2014 - Jaguar Mining Inc. ("Jaguar" or the "Company") is pleased to announce the appointment of Mr. Neil Hepworth as Chief Operating Officer effective August 25, 2014.

Mr. Hepworth is a Mining Engineer with over 30 years of experience, the majority of which is related to underground mining operations. Neil’s knowledge of geology and geotechnics complements his in-depth underground narrow vein operational experience. Previously he was the Senior Vice President of Development and Brazil Operations for Aura Minerals Inc, Vice President of Operations for both European Goldfields Ltd and Crew Gold Corp. and Mine Manager for Rio Tinto at Neves Corvo underground mine in Portugal.

Neil has held progressively responsible technical and operational roles in both major and juniors companies and is recognized for his geotechnical expertise in mine operations in Africa, Europe and South America. He holds a Bachelors of Science degree in Geology and a Masters of Science degree in Mining Engineering.

Commenting on the appointment, George Bee, Jaguar's President and CEO stated, “We are extremely pleased to have Neil join Jaguar since he adds considerable technical and underground operational expertise to our existing operational team”.

In addition, the Company announced the appointment of Mr. Jim Healy to Vice President, Gurupi Project Development

Jim is a mining engineer with nearly 30 years´ experience and is a graduate of the New Mexico Institute of Mining and Technology. He has extensive experience in the management of mining operations, project development and greenfield/brownfield construction. He has worked in North America, Africa, Australia, Asia and most recently in Brazil. Prior to joining, Jim served as General Manager for Luna Gold Corp.’s Aurizona Mine in Maranhão, Brazil. His experience includes working for over 16 years with BHP, the development of the Onça Puma Nickel project in Brazil and Viceroy Exploration’s development of the Gualcamayo Project in San Juan, Argentina.

Commenting on Jim’s appointment, Mr. Bee stated “Jim brings with him a wealth of local project development knowledge and experience, that is directly applicable to our Gurupi Development Project in Maranhão, having most recently had a leadership role in the expansion and operation of the Aurizona Mine, which is in close proximity to Gurupi”

Lastly, the Company announced the appointment of Mr. Hashim Ahmed to Director of Finance.

Mr. Ahmed is a finance business executive with over 17 years of international experience in corporate and public accounting and financial management, focused on the mining sector since 2005. Most recently, Hashim was the Finance Controller for Barrick Gold Corporation’s multi-billion dollar Pascua Lama Project in Chile. Prior to that he held several roles at Barrick covering external and management reporting, complex accounting, governance, risk and controls. Mr. Ahmed has also worked in public accounting for over 10 years with Ernst & Young and PricewaterhouseCoopers. He is a Chartered Accountant and a Certified Internal Auditor.

Commenting on Hashim’s appointment, Mr. Derrick Weyrauch, Chief Financial Officer, stated “Hashim’s internal control and procurement background coupled with his financial management acumen, enhances Jaguar’s ability to oversee our current operations and to bring efficiencies to development projects”

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northeastern Brazil in the state of Maranhão. The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company’s website at www.jaguarmining.com.

For Further Information Contact:

Derrick Weyrauch

Chief Financial Officer

Phone: 1-416-628-9601

dweyrauch@jaguarmining.com